UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER 36466D102
(Check one): ☒ Form 10-K  □ Form 20-F   □ Form 11-K* Form 10-Q□ Form 10-D□ Form N-SAR□ Form N-CSR

For Period Ended: November 2, 2008
□ Transition Report on 10-K
□ Transition Report on 20-F
□ Transition Report on 11-K
□ Transition Report on 10-Q
□ Transition Report on N-SAR
For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

GameTech International, Inc.
Full Name of Registrant

Former Name if Applicable

900 Sandhill Road
Address of Principal Executive Office (Street and Number)

Reno, Nevada  89521
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

x
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is unable to file its annual report on Form 10-K for the 53 weeks ended November 2, 2008 (the “Report”) by the prescribed filing date without unreasonable effort or expense because the Company needs additional time to complete certain reviews and analyses that have an impact on its financial statements and related disclosures to be included in the Report.  These reviews and analyses surround the deterioration in the economic environment and the material reduction in the market value of the Company's publicly traded common stock, causing the Company to evaluate and test its goodwill and other long term investments and assets for impairment.  The Company expects to file the Report on or before February 2, 2009.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marcia Martin	(775)	850-6100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).Yes  x No  □

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   x   No  □
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company and its outside auditor need more time to complete certain aspects of their review process with respect to the Company’s financial statements for the 53 weeks ended November 2, 2008 due to the complexity of the accounting disclosures and the continuing deterioration in the economy.   The Company currently anticipates that the Report will reflect a net loss of approximately $10.9 million, or $0.90 per diluted share, for the 53 weeks ended November 2, 2008, compared to net income of $4.7 million, or $0.36 per diluted share, for the twelve months ended October 31, 2007.  The net loss for the 53 weeks ended November 2, 2008 reflects an estimated $15.0 million in the aggregate for impairment charges that include goodwill, investments in auction rate securities, and deferred loan costs.  The Company’s net income results for the twelve months ended October 31, 2007 had no such impairment charges.  The 53 weeks ended November 2, 2008 includes approximately $4.3 million for a tax benefit, compared to a tax provision of $2.7 million for the twelve months ended October 31, 2007.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could” or other similar expressions. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. Except as required by law, the registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the 2008 Form 10-K. The registrant’s actual decisions, performance, and results may differ materially.

GameTech International, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   January 20, 2009                                                                         By             /s/ Marcia Martin
                                                Chief Financial Officer